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                           July 8, 2021

       John Valliant, Ph.D.
       Chief Executive Officer
       Fusion Pharmaceuticals Inc.
       Two International Place, Suite 2310
       Boston, MA 02110

                                                        Re: Fusion
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 2, 2021
                                                            File No. 333-257653

       Dear Dr. Valliant:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Mitchell S. Bloom, Esq.